UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BLUE RIDGE BANKSHARES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

095825105

(CUSIP Number)

Castle Creek Capital Partners VIII, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 593,078 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 593,078 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,078 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital VIII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 593,078 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 593,078 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,078 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, no par value (the “Common Stock”), of Blue Ridge Bankshares, Inc. (the “Company”). The address of the principal executive office of the Company is 1807 Seminole Trail, Charlottesville, VA 22901.

Item 2.	Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(a)-(c)	The following are the Reporting Persons: (i) Castle Creek Capital Partners VIII, LP, a Delaware limited partnership (“Fund VIII”) and a private equity fund focused on investing in community banks throughout the United States of America; and (ii) Castle Creek Capital VIII LLC, a Delaware limited liability company (“CCC VIII”), whose principal business is to serve as the sole general partner of, and manage, Fund VIII. The business address for each of the Reporting Persons is 11682 El Camino Real Suite 320, San Diego, CA 92130.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	N/A.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

On April 3, 2024, Fund VIII, the Company and the other investors party thereto entered into an Amended and Restated Securities Purchase Agreement (the “A&R SPA”), pursuant to which Fund VIII acquired 593,078 shares of Common Stock at a price per share of $2.50, and 2,732 shares of the Company’s Series C convertible perpetual preferred stock (“Series C Preferred Stock”, and such shares of Common Stock and Series C Preferred Stock acquired by Fund VIII, the “Shares”) at a price per share of $10,000, for an aggregate purchase price of $28,802,695. In addition, Fund VIII was also issued warrants to purchase 1,411 shares of Series C Preferred Stock pursuant to a warrant (the “Warrant Agreement”, and such warrants, the “Warrants”), at an exercise price equal to $10,000.00 per share of Series C Preferred Stock.

The foregoing references to and descriptions of the A&R SPA and the Warrant Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the A&R SPA and the Warrant Agreement, which are attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

The Reporting Persons acquired the Shares and the Warrants in the ordinary course of business because of their belief that the Shares and the Warrants represent an attractive investment in accordance with their investment strategy. Subject to the limitations imposed by the A&R SPA and applicable federal and state securities laws, the Reporting Persons may dispose of the Shares and/or the Warrants from time to time, subject to market conditions and other investment considerations, and may cause the Shares and/or the Warrants to be distributed in kind to investors. To the extent permitted by the A&R SPA and applicable bank regulatory limitations, the Reporting Persons may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under the A&R SPA and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s board of directors (the “Board”), other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board, management, strategy and future plans of the Company.

As further described in Item 6 below, pursuant to the A&R SPA, Fund VIII has the right to appoint two representatives of Fund VIII to the Board. As of the date hereof, Fund VIII intends to designate Tony Scavuzzo, a managing principal of CCC VIII, to serve as the Fund VIII representative on the Board.

The foregoing references to and descriptions of the A&R SPA do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the A&R SPA, which is attached hereto as Exhibits 99.2 and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned (2)	Percent of Class (3)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VIII, LP	593,078	2.6%	0	593,078	0	593,078
Castle Creek Capital VIII LLC (1)	593,078	2.6%	0	593,078	0	593,078

(1)       CCC VIII disclaims beneficial ownership of the Common Stock owned by Fund VIII, except to the extent of its pecuniary interest therein.

(2)       Excludes (i) all 10,928,000 shares of Common Stock issuable upon conversion of 2,732 shares of Series C Preferred Stock held by Fund VIII, as the Series C Preferred Stock is not convertible into shares of Common Stock in the hands of the initial holder thereof and (ii) all of the Warrants held by Fund VIII. Since Fund VIII does not presently, and will not within the next 60 days, have the right to acquire Common Stock in respect of such Series C Preferred Stock and/or the Warrants, those underlying shares are not included in the amount reported herein.

(3)        This calculation is based on 22,984,040 shares of Common Stock outstanding, which was calculated based on (i) 19,584,040 shares of Common Stock outstanding as of April 3, 2024, as represented by the Company in the A&R SPA, and increased by (ii) 3,400,000 shares of Common Stock issued pursuant to the A&R SPA.

(c)

The information set forth in Item 3 and Item 5 is incorporated herein by reference. Except as set forth herein, none of the Reporting Persons had any transactions in the Common Stock (or securities convertible into the Common Stock) during the past 60 days.

(d)

Other than as described herein, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in the Schedule 13D.

(e)

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On December 21, 2023, Fund VIII entered into a Securities Purchase Agreement with the Company and certain other investors (the “Initial SPA”), pursuant to which Fund VIII had agreed to acquire 10,000,000 shares of Common Stock and warrants to purchase 5,000,000 shares of Common Stock. On April 3, 2024, Fund VIII, the Company and the other investors party to the Initial SPA entered into an Amended and Restated Securities Purchase Agreement (the “A&R SPA”), pursuant to which Fund VIII agreed to purchase 593,078 shares of Common Stock, 2,732 shares of the Series C Preferred Stock and 1,411 Warrants.

The following is a description of certain terms of the A&R SPA and related transaction documents:

Representations and Warranties. Pursuant to the A&R SPA, the Company made customary representations and warranties to Fund VIII relating to, among other things, the Company, its business, the issuance of the Shares and authorization to enter into the transaction. Fund VIII also made customary representations and warranties to the Company regarding, among other things, Fund VIII’s valid organization and authorization to enter into the transaction. The Company’s and Fund VIII’s representations and warranties and convenants survive the Closing (as defined in the A&R SPA), subject to the applicable statute of limitations.

Transfer Restrictions. Fund VIII agreed not to sell or dispose of the Shares unless doing so was in compliance with the Securities Act of 1933 (as amended, the “Securities Act”) and applicable state, federal or foreign securities laws.

Ownership Limitation and Avoidance of Control. Upon execution of the A&R SPA, Fund VIII agreed that neither it nor its affiliates (for purposes of any banking regulation or law) shall be entitled to purchase shares of Common Stock that would result in Fund VIII and their affiliates collectively being deemed to own, control or have the power to vote more than 9.9% of the Company’s issued and outstanding voting securities.

Indemnification. The Company agreed to indemnify Fund VIII, its controlling persons and each of their directors, officers, shareholders, members, partners, employees, agents, investment advisors and those with similar roles (each a “Fund VIII Party”) for losses and liabilities suffered or incurred as a result of (i) the Company’s breach of any of its representations, warranties, covenants or agreements in the A&R SPA or any other transaction documents or (ii) any action instituted against a Fund VIII Party in any capacity by any shareholder of the Company or other third party who is not an affiliate of such Fund VIII Party. The Company’s indemnification obligations are subject to the limitations set forth in the A&R SPA.

Board Representation. Pursuant to the terms of the Securities Purchase Agreement, Fund VIII is entitled to designate two individuals to be appointed to the Board and the board of directors of Blue Ridge Bank, N.A. (the “Bank Board”). This right will continue for as long as Fund VIII, together with its respective affiliates, owns, in the aggregate, 9.9% or more of the outstanding shares of the Company’s Common Stock (calculated as set forth in the A&R SPA, and taking into account the shares of Common Stock underlying the Series C Preferred Stock). In the event that Castle Creek’s ownership falls below 9.9%, but is at least 4.9%, of the outstanding shares of the Company’s Common Stock, Castle Creek’s board designation rights will continue with respect to one board representative member. In the event Castle Creek’s ownership falls below either of the foregoing thresholds, its rights to designate such board representatives automatically will be assigned to the lead investor in the transactions contemplated by the A&R SPA (the “Lead Investor”), provided that the Lead Investor then holds the required ownership levels.

Gross-Up Rights. For so long as Fund VIII, together with its affiliates, owns, in the aggregate, 9.9% or more of all of the outstanding shares of Common Stock (calculated as set forth in the A&R SPA, and taking into account the shares of Common Stock underlying the Series C Preferred Stock), if the Company makes any public or nonpublic offering or sale of any equity (including Common Stock, Series A Preferred Stock, Series B Preferred Stock or Non-Voting Common Stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component, then, subject to certain exceptions, Fund VIII will be entitled to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others, up to the amount of new securities in the aggregate required to enable it to maintain its proportionate Common Stock equivalent interest in the Company immediately prior to any such issuance of new securities.

Asset Resolution Plan. The Company and the Lead Investor, with non-binding input from Fund VIII, will work together to identify specific work-out assets and develop and adopt a mutually agreeable asset resolution plan pursuant to which the Company will accelerate its work-out strategy with respect to those identified assets.

Shareholder Approval. The Company agreed to use its reasonable best efforts to hold a shareholder meeting no later than June 17, 2024 to obtain shareholder approval of (i) an amendment to the Company’s articles of incorporation to increase the number of authorized shares of Common Stock to at least 150,000,000 shares (the “Articles Amendment Approval”) and (ii) the issuance of the shares of Common Stock underlying the Series C Preferred Stock and the Warrants pursuant to applicable listing standards of the NYSE American (the “Issuance Approval” and together with the Articles Amendment Approval, the “Shareholder Approvals”). If any of the Shareholder Approvals are not obtained at the initial shareholder meeting called by the Company, then the Company must include proposals to approve such Shareholder Approvals at a meeting of its shareholders no less than once in each subsequent three-month period beginning on the date of such previous shareholder meeting until such approval is obtained. The Company may, with the approval of the Lead Investor, and with input from Fund VIII, determine to first convene a meeting of the Company’s shareholders for the purpose of obtaining the Issuance Approval, and then convene a separate meeting of the Company’s shareholders for the purpose of obtaining the Articles Amendment Approval.

Registration Rights. In connection with the A&R SPA, the Company, Fund VIII and certain other investors entered into a registration rights agreement, dated as of April 3, 2024 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company agreed to file a registration statement in accordance with the terms of the Registration Rights Agreement no later than the earliest of (i) 30 days after the Shareholder Approvals, (ii) thirty days after a partial conversion of the shares of the Company’s Series B Preferred Stock pursuant to the terms thereof and (iii) October 15, 2025. The Registration Rights Agreement is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Warrant. The Company and Fund VIII entered into the Warrant Agreement to, among other things, authorize and establish the terms of the Warrant, subject to certain adjustments described below. The Warrant is exercisable at any time, and from time to time, in whole or in part, until April 3, 2029.

The exercise price (currently $10,000 per share of Series C Preferred Stock) and the number of shares of Series C Preferred Stock for which the Warrant is exercisable are subject to adjustment from time to time upon the occurrence of certain events including: (1) the Company declaring a dividend or making a distribution on its Series C Preferred Stock in shares of Series C Preferred Stock or (2) splitting, subdividing or reclassifying the outstanding shares of Series C Preferred Stock into a greater number of shares. The Warrant Agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Exchange Agreement. Simultaneous with entering into the A&R SPA, the Company and Fund VIII entered into an Exchange Agreement, dated as of April 3, 2024, pursuant to which the Company agreed under certain conditions to issue shares of Common Stock in exchange for Series C Shares held by Fund VIII. Each exchange is subject to (i) the Stockholder Approvals and (ii) Fund VIII obtaining the necessary approvals and authorizations of, filings and registrations with, notifications to, or expiration or termination of any applicable waiting period under, the federal Change in Bank Control Act or any similar state laws. The Exchange Agreement is attached hereto as Exhibit 99.5 and incorporated herein by reference.

ERISA Matters. Fund VIII was provided customary VCOC rights pursuant to a VCOC Letter Agreement, dated as of April 3, 2024, by and between Fund VIII and the Company (the “VCOC Letter Agreement”), including the right to receive regular financial reports (including, but not limited to, annual and quarterly financial reports), the right to inspect the books and records of the Company and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle Fund VIII to consult with management of the Company on matters relating to the business and affairs of the Company more than once per calendar quarter. The Company also agreed to consider, in good faith, the recommendations of Fund VIII or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company. The VCOC Letter Agreement is attached hereto as Exhibit 99.6 and incorporated herein by reference.

The foregoing references to and descriptions of the A&R SPA, the Warrant Agreement, the Registration Rights Agreement, the Exchange Agreement and the VCOC Letter Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the A&R SPA, the Warrant Agreement, the Registration Rights Agreement, the Exchange Agreement and the VCOC Letter Agreement, which are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of April 10, 2024, by and between Castle Creek Capital Partners VIII, LP and Castle Creek Capital VIII LLC.
Exhibit 99.2	A&R SPA, dated as of April 3, 2024, by and among Blue Ridge Bankshares, Inc., Castle Creek Capital Partners VIII, LP and certain other investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2024).
Exhibit 99.3	Warrant Agreement, dated as of April 3, 2024, by and between Blue Ridge Bankshares, Inc. and Castle Creek Capital Partners VIII, LP (incorporated by reference to Exhibit 4.4 to Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2024).
Exhibit 99.4	Form of Registration Rights Agreement, dated as of April 3, 2024, by and among Blue Ridge Bankshares, Inc., Castle Creek Capital Partners VIII, LP and certain other investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2024).
Exhibit 99.5	Exchange Agreement, dated as of April 3, 2024, by and between Blue Ridge Bankshares, Inc. and Castle Creek Capital Partners VIII, LP (incorporated by reference to Exhibit 4.5 to Blue Ridge Bankshares, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2024).
Exhibit 99.6	VCOC Letter Agreement, dated as of April 3, 2024, by and between Blue Ridge Bankshares, Inc. and Castle Creek Capital Partners VIII, LP.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2024

CASTLE CREEK CAPITAL PARTNERS VIII, LP By: Castle Creek Capital VIII LLC, its general partner

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL VIII LLC

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal